United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 12b-25

Notification of Late Filing

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 2004
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Commission File Number: 0-32491
CusiP Number: 894275-20-9

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Trek Resources, Inc.
4925 Greenville Avenue, Suite 955
Dallas, Texas 75206

Part II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[x]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

           Trek Resources, Inc. (the "Company") is unable to file its Form 10-QSB by February 14, 2005 due to difficulties in completing its financial statements, without unreasonable effort or expense. The Company has had recent accounting staff illnesses and was not able to complete the closing of the quarter on schedule. The staff is back in place and is in the process of completing the financial statements and reviews at this time. The auditors will start their review on February 14, 2005. The Company's difficulties in filing its financial statements prevent the Company from filing the balance of the Form 10-QSB because such information is integral to the balance of the report. The Company fully expects to file its Form 10-QSB on or before February 21, 2005.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Michael E. Montgomery
Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer
(214) 373-0318

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period than the registrant was required to file such report(s) been filed? If answer is no, identify report(s).            [x] Yes            [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                        [  ] Yes            [x] No

Trek Resources, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 11, 2004	By: /S/ MICHAEL E. MONTGOMERY
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Michael E. Montgomery Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer